UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: April 14, 2010
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

This Form 6-K consists of the Media Release which appears immediately following this page.

Media Release
Results of the Annual General Meeting of UBS AG
At the Annual General Meeting on April 14, 2010, UBS shareholders re-elected the members of the Board of Directors, elected Wolfgang Mayrhuber to the Board, and approved the creation of conditional capital as a component of contingency planning. The Annual General Meeting was attended by 4,728 shareholders, representing 1,688,613,239 votes.
Basel, 14 April 2010 — At the Annual General Meeting on April 14, 2010, the shareholders of UBS AG approved the Annual Report and Group Financial Statements for 2009, agreed to offset the loss for the year against reserves and reaffirmed Ernst & Young, Basel, as auditors. Shareholders also agreed to adapt the Articles of Association to the new Swiss Intermediary-Held Securities Act.
In a consultative vote, shareholders ratified the 2009 Compensation Report with 54.72% of the vote. They also discharged the members of the Board of Directors and the Group Executive Board for 2008 (77.37%) and 2009 (85.13%), but not for 2007 (52.75% voted against).
Elections to the Board of Directors
The Annual General Meeting re-elected Kaspar Villiger (96.08%), Sally Bott (90.98%), Michel Demaré (97.25%), Rainer-Marc Frey (96.22%), Bruno Gehrig (92.03%), Ann F. Godbehere (97.10%), Axel P. Lehmann (97.25%), Helmut Panke (91.70%), William G. Parrett (97.08%) and David Sidwell (97.05%) and elected Wolfgang Mayrhuber (89.24%) to the Board.
Kaspar Villiger retains his position as Chairman of the Board of Directors. Michel Demaré was appointed as Vice Chairman and David Sidwell as Senior Independent Director, as envisaged by the Board in the event of their re-election.
Detailed CVs of all the members of the Board of Directors are available at www.ubs.com/bod.
Conditional capital
Shareholders approved the creation of conditional capital in a maximum amount of CHF 38,000,000, as a component of contingency planning and capital management in line with recent regulatory developments.
UBS

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
Title Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
Title Director

Date: April 14, 2010